EXHIBIT 12.1

MICROSEMI CORPORATION

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	September 27, 2015		September 28, 2014		September 29, 2013		September 30, 2012		October 2, 2011
	(amounts in millions)
Earnings:
Income before tax	$96.9		$23.9		$56.1		$14.7		$22.1
Fixed charges	34.6		35.8		37.2		47.1		21.2
Total earnings available for fixed charges	$131.5		$59.7		$93.3		$61.8		$43.3

Fixed charges:
Interest expense	$27.4		$28.0		$30.4		$39.9		$16.7
Estimate of interest within rental expense (1)	7.2		7.8		6.8		7.2		4.5
Total fixed charges	$34.6		$35.8		$37.2		$47.1		$21.2

Consolidated ratio of earnings to fixed charges	3.8	x	1.7	x	2.5	x	1.3	x	2.0	x

(1)	Estimate assumes the interest component of rental expense approximates one-third of total rental expense.